UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

4-2 Ohtemachi 1-Chome

Chiyoda-Ku, Tokyo, 100-8088 Japan

Attention: General Manager

Telephone: 81 3 3282 9621

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

July 12, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,320,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,320,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,320,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.25%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,320,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,320,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,320,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.25%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Holding Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,320,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,320,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,320,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.25%*
14.	TYPE OF REPORTING PERSON CO

*	Based on the aggregate of (i) 68,460,299 Common Shares that the Issuer has represented were issued and outstanding as of June 5, 2013.

Explanatory Statement

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013 (the “Schedule 13D” and, as amended by this Amendment No. 1, the “Statement”) relating to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC”) are being added as filing persons because, as described below, Marubeni assigned to MHC its rights to purchase 12,320,000 Common Shares from the Issuer and MHC then purchased those Common Shares. MAC is a wholly-owned subsidiary of Marubeni and is the majority shareholder of MHC. Marubeni, MAC and MHC are sometimes collectively referred to in the Statement as the “Filing Persons.” This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

MHC is a Netherlands coöperatief and a wholly-owned subsidiary of Marubeni Corporation. MHC’s business and principal office address is Herikerbergweg 238, 1101 CM Amsterdam, Zuidoost, the Netherlands. MHC was recently organized for the purpose of acquiring and holding the Common Shares that the Issuer agreed to issue and sell to Marubeni pursuant to the Transaction Agreement. The name, business address, citizenship and present principal occupation or employment of each director and executive officer of MHC are set forth in Annex II hereto and are incorporated herein by reference.

During the last five years, neither MHC nor, to the best of each Filing Person’s knowledge, any person named in Annex II has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding MHC or such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MAC is a Japanese corporation and a wholly-owned subsidiary of Marubeni and the majority shareholder of MHC. MAC’s business and principal office address is 4-2 Ohtemachi 1-chome, Chiyoda-Ku, Tokyo, 100-8088 Japan. The principal business of MAC is business investment, particularly in the aviation industry. The name, business address, citizenship and present principal occupation or employment of each director and executive officer of MAC are set forth in Annex III hereto and are incorporated herein by reference.

During the last five years, neither MAC nor, to the best of each Filing Person’s knowledge, any person named in Annex III has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding MAC or such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On June 21, 2013, Marubeni held its annual shareholder meeting (the “2013 Annual Meeting”). At the 2013 Annual Meeting, four directors resigned and four new directors were elected. Annex I to this Statement includes the complete list of current Marubeni directors as of the date of the 2013 Annual Meeting. All statements in the Schedule 13D referring to the Marubeni officers and directors listed in Annex I are incorporated herein by reference and are intended to refer to the current officers and directors as reflected in Annex I of this Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

At a closing held on July 12, 2013, Marubeni assigned to MHC Marubeni’s right under the Transaction Agreement to purchase 12,320,000 newly-issued Common Shares from the Issuer and MHC then purchased those Common Shares from the Issuer. The aggregate purchase price paid by MHC to the Issuer for the Common Shares was $209,440,000, or $17.00 per Common Share. MHC obtained these funds from Marubeni and Marubeni America Corporation (“Marubeni America”) as a contribution to MHC’s capital. Each Marubeni and Marubeni America funded this contribution to MHC from working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)–(b) At a closing held on July 12, 2013, Marubeni assigned to MHC Marubeni’s rights under the Transaction Agreement to purchase 12,320,000 newly-issued Common Shares from the Issuer and MHC then purchased those Common Shares. In the Transaction Agreement, the Issuer represented that on June 5, 2013, 68,460,299 Common Shares were issued and outstanding. Based on this information, the 12,320,000 Common Shares purchased by MHC represent approximately 15.25% of the Common Shares outstanding. To the best of each Filing Person’s knowledge, none of the persons named in Annex I, Annex II or Annex III beneficially owns any Common Shares.

MAC is the majority shareholder of MHC. Marubeni is the sole shareholder of MAC and the ultimate parent company of MHC. In their capacities as ultimate parent company and majority shareholder, respectively, of MHC, Marubeni and MAC may be deemed to share beneficial ownership of the Common Shares owned by MHC.

(c) During the past 60 days, except as reported in this Statement, there have been no transactions in the Issuer’s Common Shares by any of the Filing Persons or, to the best of each Filing Person’s knowledge, by any of the persons named in Annex I, Annex II or Annex III.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2013

MARUBENI CORPORATION

By:	/s/ Tadaaki Kurakake
Name: Tadaaki Kurakake
Title: General Manager, Aerospace & Defense Systems Dept.

MARUBENI AVIATION CORPORATION

By:	/s/ Tadaaki Kurakake
Name: Tadaaki Kurakake
Title: Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Tadaaki Kurakake
Name: Tadaaki Kurakake
Title: Managing Director

ANNEX I

The name, position, present principal occupation, citizenship and business address of each director and executive officer of Marubeni Corporation are set forth below.

Name and Citizenship	Position with Marubeni Corporation and Principal Occupation	Business Address

Teruo Asada Japan	Director; Chairman of the Board	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Fumiya Kokubu Japan	Director; President and Chief Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Shigeru Yamazoe Japan	Director; Senior Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Mitsuru Akiyoshi Japan	Director; Senior Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Yutaka Nomura Japan	Director; Senior Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Daisuke Okada Japan	Director; Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Shoji Kuwayama Japan	Director; Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Kazuaki Tanaka Japan	Director; Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Yukihiko Matsumura Japan	Director; Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Masumi Kakinoki Japan	Director; Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Takao Kitabata Japan	Director	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Yukiko Kuroda Japan	Director	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Michihiko Ota Japan	Senior Executive Vice President	Marubeni Corporation 16 Raffles Quay #28-00, Hong Leong Building 048581, Singapore

Shinji Kawai Japan	Managing Executive Officer	Marubeni Corporation Level 16 44 Market Street, Sydney, N.S.W. 2000 AUSTRALIA

Keizo Torii Japan	Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Kaoru Iwasa Japan	Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Naoya Iwashita Japan	Managing Executive Officer	Marubeni Corporation 375 Lexington Avenue New York, NY 10017-5644, USA

Motoo Uchiyama Japan	Managing Executive Officer	Marubeni Corporation River Plate House, 7-11 Finsbury Circus, London, EC2M 7AF, United Kingdom

Hikaru Minami Japan	Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Akira Terakawa Japan	Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Hiroshi Ikuno Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Kaoru Kuzume Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Katsuhisa Yabe Japan	Executive Officer	Marubeni Corporation 7th Floor, Office Tower 2, Henderson Center, Beijing No.18 Jian Guo Men Nei Avenue, Dong Cheng District, Beijing 100005, THE PEOPLE’S REPUBLIC OF CHINA

Yasuyuki Amakusa Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Yoshiaki Mizumoto Japan	Executive Officer	Marubeni Corporation 1300 SW Fifth Avenue, Suite 2929 Portland, Oregon 97201 USA

Satoshi Wakabayashi Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Takeo Kobayashi Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Mutsumi Ishizuki Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Shin Tajima Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Kazuro Gunji Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Hajime Kawamura Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Kazunori Fujikawa Japan	Executive Officer	Marubeni Corporation 43F, HANG SENG BANK TOWER, 1000 Lujiazui Ring Road, Pudong New Area, Shanghai THE PEOPLE’S REPUBLIC OF CHINA

Nobuhiro Yabe Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Harumichi Tanabe Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Masakazu Arimune Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Yoji Ibuki Japan	Executive Officer	Marubeni Corporation Av. Paulista, 854-12 andar- Edificio Top Center, CEP 01310-913, Sao Paulo, SP, Brazil

Noriaki Isa Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Masashi Hashimoto Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Masataka Kuramoto Japan	Executive Officer	Marubeni Corporation 17th Floor, Burjuman Business Tower, Sheikh Khalifa Bin Zayed Road, Bur Dubai P.O. Box 5906, Dubai, UAE

Shinichi Kobayashi Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Akihiko Sagara Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Hirohisa Miyata Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Toshifumi Shikamura Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

ANNEX II

The name, position, present principal occupation, citizenship and business address of each director and executive officer of Marubeni Aviation Holding Coöperatief U.A. are set forth below.

Name and Citizenship	Position with Marubeni Aviation Holding Coöperatief U.A. and Principal Occupation	Business Address

Tadaaki Kurakake Japan	Managing Director; General Manager, Aerospace & Defense Systems Dept.	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

BTMU Trust (Holland) B.V. The Netherlands	Managing Director	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost, the Netherlands

ANNEX III

The name, position, present principal occupation, citizenship and business address of each director and executive officer of Marubeni Aviation Corporation are set forth below.

Name and Citizenship	Position with Marubeni Aviation Corporation and Principal Occupation	Business Address

Tadaaki Kurakake Japan	Director; General Manager, Aerospace & Defense Systems Dept.	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan